

Mail Stop 3561

October 21, 2010

Via U.S. Mail

Mr. Robert A. Halmi, Jr., Chief Executive Officer
RHI Entertainment, Inc.
1325 Avenue of the Americas
New York, New York 10019

> **Re:** **RHI Entertainment, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 001-34102**

Dear Mr. Halmi:

We have reviewed your response letter dated October 14, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Item 9A Controls and Procedures, page 46

1. Please file the amended Annual Report on Form 10-K which includes management's report on internal control over financial reporting as soon as practical.

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-8
(12) Share-based Compensation, page F-23
Restricted Stock Units, page F-25

2. We note your response to our prior comment 4 and require additional information. As originally requested, please tell us the business purpose for the June 30, 2010 cancellations of options and RSUs and whether any consideration was paid to the employees and officers for their surrender of the units. If no consideration was issued in exchange for the surrendered RSUs, please explain why such employees and officers were willing to forgo their rights to the units and options in exchange for no consideration. Also, please tell us and revise the notes to the company's financial statements in future filings to explain how the forfeiture of the units and options was accounted for in the company's financial statements, including the authoritative accounting literature that formed the basis for your conclusions. We may have further comment upon receipt of your response.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief